File No. 333-257018

As filed with the SEC on September 24, 2021

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. __

Post-Effective Amendment No.  1

(Check appropriate box or boxes)

FEDERATED HERMES INCOME SECURITIES TRUST

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, PA 15086-7561

(Address of Principal Executive Offices)

Peter J. Germain, Esquire

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Thomas Early, Esquire

Goodwin Procter LLP

601 S. Figueroa St.

41st Floor

Los Angeles, CA 90017

Approximate Date of Proposed Public Offering: As soon as

practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered:

Class A Shares and Institutional Shares,

without par value, of Federated Hermes Capital Income Fund

It is proposed that this filing will become effective

Immediately upon filing pursuant to Rule 485 (b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

The purpose of this Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (333-257018) is to file Exhibit 12, Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization, as discussed in the Registrant’s Form N-14 filing on June 11, 2021.

This Post-Effective Amendment No. 1 consists of the following:

Cover Sheet

Contents of the Registration Statement

Part A --- The definitive Prospectus/Proxy Statement of the Registrant as filed on July 29, 2021 pursuant to Rule 497 is incorporated herein by reference.

Part B --- The definitive Statement of Additional Information of the Registrant as filed on July 29, 2021 pursuant to Rule 497 is incorporated herein by reference.

Part C --- Other Information

Signature Page

Exhibits

Exhibit 12 – Conformed copy of Executed Opinion regarding Tax Consequences of the Reorganization for Federated Hermes Capital Income Fund.

Item 15. Indemnification

Indemnification is provided to Officers and Trustees of the Registrant pursuant to the Registrant's By-Laws, as amended. This includes indemnification against: (a) any liabilities or expenses incurred in connection with the defense or disposition of any action, suit or proceeding in which an Officer or Trustee may be or may have been involved; and (b) any liabilities and expenses incurred by an Officer or Trustee as a result of having provided personally identifiable information to a regulator or counterparty by or with whom the Registrant (or its series, as applicable) is regulated or engages in business to satisfy a legal or procedural requirement of such regulator or counterparty.

The Investment Advisory Contract, and Sub-advisory Agreement as applicable, (collectively, “Advisory Contracts”) between the Registrant and the investment adviser, and sub-adviser as applicable, (collectively, “Advisers”) of its series, provide that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Advisory Contracts on the part of the Advisers, Advisers shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security.

The Registrant’s distribution contract contains provisions limiting the liability, and providing for indemnification, of the Officers and Trustees under certain circumstances.

Registrant's Trustees and Officers are covered by an Investment Trust Errors and Omissions Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Trustees), Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Trustees, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Trustees, Officers, and controlling persons of the Registrant by the Registrant pursuant to the By-Laws, as amended, or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the By-Laws, as amended, or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Trustees who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Trustee or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Trustees or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16. Exhibits

Exhibit Number	DESCRIPTION

(1)	Declaration of Trust
1.1	Conformed copy of Restated and Amended Declaration of Trust of the Registrant dated May 19, 2000, including Amendment Nos. 8-37 as filed via EDGAR in Post-Effective Amendment No. 229 on September 8, 2021 on Form N-1A (File Nos. 33-3164 and 811-4577)

(2)	By-Laws
2.1	Conformed Copy of Amended and Restated By-Laws of the Registrant dated December 31, 1991, including Amendment Nos. 4 through 14 as filed via EDGAR in Post-Effective Amendment No. 220 on June 25, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)

(3)	Voting Trust Agreement
Not applicable

(4)	Agreement of Acquisition, Reorganization, Merger, Liquidation and any Amendments
Form of Agreements and Plans of Reorganization filed herein as Annex A to the Prospectus/Proxy Statement as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-4577 and 333-257018).

(5)	Instruments Defining Rights of Security Holders
5.1	Copy of Specimen Certificate for Institutional Shares and Institutional Service Shares of Beneficial Interest for Federated Income Securities Trust, as filed via EDGAR in Post-Effective Amendment No. 21 on June 24, 1994 on Form N-1A (File Nos. 33-3164 and 811-4577)
As of September 1, 1997, Federated Securities Corp. stopped issuing share certificates.

(6)	Investment Advisory Contracts
Federated Investment Management Company
6.1	Conformed copy of the Investment Advisory Contract of the Registrant dated December 31, 1991 including Exhibits A through H, Amendment dated June 1, 2001, Assignment dated January 1, 2004 and Limited Power of Attorney dated June 1, 2017, as filed via EDGAR in Post-Effective Amendment No. 224 on November 23, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)
Federated Equity Management Company of Pennsylvania
6.2	Conformed copy of the Investment Advisory Contract of the Registrant dated December 1, 2002 including Exhibit A, Assignment dated January 1, 2004 and Limited Power of Attorney dated June 1, 2017, as filed via EDGAR in Post-Effective Amendment No. 218 on May 27, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)
6.3	Conformed copy of the Amended and Restated Investment Advisory Contract of the Registrant dated January 1, 2004 including Exhibits A through D and Limited Power of Attorney dated June 1, 2017, as filed via EDGAR in Post-Effective Amendment No. 218 on May 27, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)
Sub-Advisory Agreements
6.4	Conformed copy of Sub-Advisory Agreement between Federated Equity Management Company of Pennsylvania and Federated Investment Management Company dated January 1, 2004 including Exhibit A and Limited Power of Attorney dated June 1, 2017 (Federated Muni and Stock Advantage Fund), as filed via EDGAR in Post-Effective Amendment No. 218 on May 27, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)
6.5	Conformed copy of Sub-Advisory Agreement between Federated Equity Management Company of Pennsylvania and Federated Investment Management Company dated January 1, 2004 including Exhibit A and Limited Power of Attorney dated June 1, 2017 (Federated Capital Income Fund), as filed via EDGAR in Post-Effective Amendment No. 218 on May 27, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)

(7)	Underwriting Contracts
7.1	Form of the Distributor’s Contract of the Registrant dated December 31, 1991, including Exhibits A through KK and Amendments dated June 1, 2001 and October 1, 2003 as filed via EDGAR in Post-Effective Amendment No. 229 on September 8, 2021 on Form N-1A (File Nos. 33-3164 and 811-4577)
7.2	Conformed copy of the Distributor’s Contract for Class B Shares of the Registrant dated October 24, 1997, including Amendments dated October 1, 2003 and June 1, 2001 and Schedule A (revised June 29, 2020), as filed via EDGAR in Post-Effective Amendment No. 224 on November 23, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)

(8)	Bonus or Profit Sharing Contracts
Not applicable

(9)	Custodian Agreements
9.1	Conformed copy of Amended and Restated Master Custodian Agreement dated March 1, 2017 by and between State Street Bank and Trust Company and the Registrant, including Appendix A, revised as of June 1, 2021 as filed via EDGAR in Post-Effective Amendment No. 229 on September 8, 2021 on Form N-1A (File Nos. 33-3164 and 811-4577)
9.2	Conformed copy of the Custody Agreement dated June 7, 2005 by and between The Bank of New York and the Registrant, including Amendments 1 through 34 and Exhibit A and B (revised June 1, 2021) as filed via EDGAR in Post-Effective Amendment No. 229 on September 8, 2021 on Form N-1A (File Nos. 33-3164 and 811-4577)

(10)	Rule 12b-1 Plan
10.1	Form of the Distribution Plan between certain classes of the Registrant and Federated Securities Corp., dated February 12, 2004, including Exhibits A through S as filed via EDGAR in Post-Effective Amendment No. 229 on September 8, 2021 on Form N-1A (File Nos. 33-3164 and 811-4577)
10.2	Conformed copy of the Distribution Plan for Class B Shares of the Registrant dated October 24, 1997 including Schedule A (Revised June 29, 2020), as filed via EDGAR in Post-Effective Amendment No. 224 on November 23, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)

(11)	Legal Opinion
Conformed Copy of Opinion and Consent of Counsel Regarding the Legality of Shares being Issued as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-4577 and 333-257018).

(12)	Tax Opinion
	Conformed copy of Opinion regarding Tax Consequences of the Reorganization	+

(13)	Other Material Contracts

13.1	Services Agreement
13.1a	Conformed copy of Services Agreement between Federated Advisory Services Company and Federated Investment Management Company dated January 1, 2004, including Schedule 1 (revised September 1, 2021) as filed via EDGAR in Post-Effective Amendment No. 229 on September 8, 2021 on Form N-1A (File Nos. 33-3164 and 811-4577).
13.b	Conformed copy of Services Agreement between Federated Advisory Services Company and Federated Equity Management Company of Pennsylvania dated January 1, 2004, including Schedule 1 (revised June 29, 2020), as filed via EDGAR in Post-Effective Amendment No. 224 on November 23, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)
13.1c	Conformed copy of the Second Amended and Restated Services Agreement, amended and restated as of December 1, 2001, between Federated Shareholder Services Company and the Registrant, including Schedule 1 (revised September 1 , 2021) as filed via EDGAR in Post-Effective Amendment No. 229 on September 8, 2021 on Form N-1A (File Nos. 33-3164 and 811-4577).
13.1d	Conformed copy of the Principal Shareholder Servicer’s Agreement for Class B Shares of the Registrant dated October 24, 1997, including Schedule A (revised June 26, 2020), as filed via EDGAR in Post-Effective Amendment No. 224 on November 23, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)
13.1e	Conformed copy of the Shareholder Services Agreement for Class B Shares of the Registrant dated October 24, 1997, including Schedule A (revised September 1, 2020), as filed via EDGAR in Post-Effective Amendment No. 224 on November 23, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)

13.2	Transfer Agency Agreement
Conformed copy of the Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust dated January 31, 2017, including Exhibit A (revised March 2, 2021) and Schedules as filed via EDGAR in Post-Effective Amendment No. 228 on June 24, 2021 on Form N-1A (File Nos. 333-3164 and 811-4577).

13.3	Administrative Services Agreement
13.3a	Conformed copy of the Second Amended and Restated Agreement for Administrative Services between the Federated Funds and Federated Administrative Services dated September 1, 2017, including Exhibit A (revised March 1, 2021) and Exhibit B, as filed via EDGAR in Post-Effective Amendment No. 227 on May 25, 2021 on Form N-1A (File Nos. 33-3164 and 811-4577)
13.3b	Conformed copy of the Sub-Administration Agreement between State Street Bank and Trust Company and Federated Administrative Services on behalf of the Registrant, dated October 1, 2011, including Schedule A and Schedule B, as filed via EDGAR in Post-Effective Amendment No. 226 on January 27, 2021 on Form N-1A (File Nos. 33-3164 and 811-4577)

13.4	Financial Administration and Accounting Agreement
13.4a	Conformed copy of the Fund Accounting Agreement between the Federated Funds and The Bank of New York Mellon dated March 1, 2011, as amended, updated as of December 1, 2020, as filed via EDGAR in Post-Effective Amendment No. 225 on December 28, 2020 on Form N-1A (File Nos. 33-3164 and 811-4577)
13.4b	Conformed copy of the Fund Accounting Agreement between the Federated Funds and The Bank of New York Mellon dated March 1, 2011, as amended, updated as of June 1, 2021 as filed via EDGAR in Post-Effective Amendment No. 229 on September 8, 2021 on Form N-1A (File Nos. 33-3164 and 811-4577).

(14)	Other Opinions
14.1	Conformed copy of Consent of KPMG LLP, Independent Registered Public Accounting Firm relating to Federated Hermes Capital Income Fund as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-4577 and 333-257018).
14.2	Conformed copy of Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm relating to the Hancock Horizon Funds as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-4577 and 333-257018).
14.3	Conformed copy of Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm relating to the Hancock Horizon Funds as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-4577 and 333-257018).

(15)	Omitted Financial Statements
Not Applicable

(16)	Power of Attorney
16.1	Conformed copy of Unanimous Consent of Trustees as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-4577 and 333-257018).
16.2	Conformed copy of Power of Attorney of the Registrant as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-4577 and 333-257018).

(17)	Form of Ballot as filed via EDGAR on June 11, 2021 on Form N-14 (File Nos. 811-4577 and 333-257018).

+	Exhibit is being filed electronically with registration statement; indicate by footnote

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The undersigned Registrant agrees to file by Post-Effective Amendment the opinion of counsel regarding the tax consequences of the proposed reorganization required by Item (16)(12) of Form N-14 prior to the closing date of the reorganization.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 24th day of June 2021.

FEDERATED HERMES INCOME SECURITIES TRUST
BY: /s/ George F. Magera George F. Magera, Assistant Secretary
As required by the Securities Act of 1933, this registration statement has been signed below by the following person in the capacity and on the date indicated:

NAME	TITLE	DATE
BY:/s/ George F. Magera George F. Magera, Assistant Secretary	Attorney In Fact For the Persons Listed Below	September 24, 2021
J. Christopher Donahue*	President and Trustee (Principal Executive Officer)
John B. Fisher*	Trustee
Lori A. Hensler*	Treasurer (Principal Financial Officer/Principal Accounting Officer)
John T. Collins*	Trustee
G. Thomas Hough*	Trustee
Maureen Lally-Green*	Trustee
Thomas O’Neill*	Trustee
Madelyn A. Reilly*	Trustee
P. Jerome Richey*	Trustee
John S. Walsh*	Trustee
*By Power of Attorney